July 28, 2008
VIA EDGAR AND OVERNIGHT DELIVERY
Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
Attn: Ms. Kathleen Collins Accounting Branch Chief

Re:	PCTEL, Inc.
Form 10-K: For the Fiscal Year Ended December 31, 2007
Filed March 21, 2008
Definitive Proxy Statement on Schedule 14A
Filed on April 28, 2008
Forms 8-K filed on February 19, 2008 and April 24, 2008
File No. 000-27115

Dear Ms. Collins:
     We submit this letter in response to comments from the staff of the Securities and Exchange Commission (the “Staff”) received by letter dated June 27, 2008 relating to PCTEL, Inc.’s (the “Company”) Form 10-K for the fiscal year ended December 31, 2007 (the “Fiscal 2007 10-K”), Definitive Proxy Statement on Schedule 14A (the 2008 Proxy”), and Forms 8-K (“Earnings Press Releases”).
     In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response. Capitalized terms used but not defined herein shall have the meanings ascribed thereto in the Fiscal 2007 10-K, 2008 Proxy, and Earnings Press releases filed under Form 8-K, as applicable.

471 Brighton Drive, Bloomingdale, IL 60108 / Tel: +1-630-372-6800 / Fax: +1-630-372-8077 / www.pctel.com
PCTEL Inc. © 2005

Form 10-K for the Fiscal Year Ended December 31, 2007
Item 7, Management’s Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations for Continuing Operations, page 18
     1. We note within your discussion of revenue fluctuations that there are instances where two or more sources of material change have been identified, but the sources that contributed to the change were not quantified (e.g. increase in revenue for scanning receiver product revenues, decline in antenna product revenues due to exit from UMTS antenna market, etc.). Please tell us how you have considered quantifying each source that contributed to a material change in your MD&A discussion pursuant to Section III. D of SEC Release 33-6835 and how you intend to comply with such guidance. In addition, tell us how you considered providing volume and/or pricing data to further explain changes within your continuing product line of scanning receiver products within your BTG reporting segment.
     We have reviewed the guidance provided in Section III. D of SEC Release 33-6835. In order to comply we would revise our discussion to address the quantification of material changes in terms of how each product line contributed to the change in total BTG revenue. Additionally, we found that analyzing the underlying reasons for the changes on a quantitative basis also revealed a required refinement of our underlying cause disclosure. We found that there was a single cause of material change within each product line that accounted for virtually the entire change, with the other reasons offered being immaterial.
     Management proposes on a prospective basis to use such quantitative measures as described above in order to comply with Section III. D of SEC Release 33-6835. We have included below how we would have written our disclosure in the 10-K for the fiscal year ended December 31, 2007 under the guidance.
     “BTG revenues were $69.1 million in 2007, up 1% compared to 2006. Revenues increased in 2007 as increases in scanning receiver product revenues were greater than declines in antenna product revenues by $1.0 million. Scanning receiver product revenues contributed an increase of 4% to total BTG revenue from 2006, primarily on the strength of worldwide roll outs of UMTS networks and the related need for 3G scanners. Antenna revenues contributed a decline of 3% to total BTG revenue from 2006, due to our exit from the UMTS antenna market in 2007.”
     “BTG revenues were $68.1 million in 2006, down 1% compared to 2005. Revenues decreased in 2006 as increases in scanning receiver product revenues were

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PCTEL Inc. © 2005

lower than declines in antenna product revenues by $0.4 million. Scanning receiver product revenues contributed an increase of 5% to total BTG revenue from 2005, primarily on the strength of worldwide roll outs of UMTS networks and the related need for 3G scanners. Antenna revenues contributed a decline of 6% to total BTG revenue from 2005, due to our exit of the satellite radio demonstration system antenna product family in late 2005. This product family was one of the antenna lines acquired in 2004 from Andrew Corporation. The Company fulfilled the open orders acquired from Andrew, but assessed that there was limited potential future revenue as stores around the U.S. had substantially completed their in-store demonstration system deployments.”
     With respect to the question of what else we considered related to volume and/or pricing data, the Company has from time to time considered providing this data as a means to explain material changes in revenue. However, we found that unit volume and pricing per unit data within the scanning and antenna product lines does not historically correlate with rising or falling extended revenue. The range of selling prices for different products within each line varies too widely.
Liquidity and Capital Resources, page 23
     2. We note that your discussion of cash flows from operating activities primarily recites the information seen on the face of your cash flow statement. Tell us how you considered disclosing the underlying reasons for material changes in your operating cash flows to better explain the variability in your cash flows pursuant to the guidance of Section IV of SEC Release No. 33-8350. In your response, please address why accounts receivable and inventory increased from fiscal 2006 to 2007 despite the decrease in revenue and cost of revenue.
     We have reviewed the guidance provided in Section IV of SEC Release 33-8350. In order to better explain the variability in our cash flows we would revise our discussion to offer an overview of the Company’s historical liquidity model, followed by a discussion of the underlying reasons for material change in cash flow for each year presented within each of the major categories of cash flow activities.
     The Company proposes, on a prospective basis, to use the approach as described above in order to comply with Section IV of SEC Release 33-8350. We have included below how we would have written our disclosure in the 10-K for the fiscal year ended December 31, 2007 under the guidance.
      Liquidity & Capital Resources:
     “Our cash and short-term investments, net of short-term borrowings, were approximately $65.5 million at December 31, 2007 and we had working capital of $85.4 million. The Company’s primary source of liquidity is cash provided by operations, with

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PCTEL Inc. © 2005

short term swings in liquidity supported by a significant balance of cash and short-term investments. The original source of the cash and short-term investments is a secondary offering of the Company’s common stock made in 1999. During the subsequent years the balance has fluctuated with acquisition events, large modem licensing agreements, and the repurchase of the Company’s common shares.
     Within operating activities, the Company is historically a net generator of operating funds from its income statement activities and a net user of operating funds for balance sheet expansion. The Company expects this historical trend to continue in the future.
     Within investing activities, capital spending historically ranges between 4% and 6% of the Company’s Broadband Technology Group (BTG) revenue. The primary use of capital is for BTG’s manufacturing and development engineering requirements. The Company historically has significant transfers between investments and cash as it rotates its large cash and short-term investment balance between money market funds, which are accounted for as cash equivalents, and other investment vehicles. The Company has a history of supplementing its organic revenue growth with acquisitions of product lines or companies, resulting in significant uses of its cash and short-term investment balance from time to time. The Company expects the historical trend for capital spending and the variability caused by moving money between cash and investments and periodic merger and acquisition activity to continue in the future.
     Within financing activities, the Company has historically generated funds from the exercise of stock options and proceeds from the issuance of common stock through its Employee Stock Purchase Plan (ESPP), and used funds to repurchase shares of its common stock through its share repurchase programs. The result of this activity being a net use of funds versus a net generator of funds is largely dependent on the Company’s stock price during any given year.”
      Operating Activities:
     “The Company generated $0.8 million of funds from operating activities for the year ended December 31, 2007. The income statement was a net generator of $14.9 million of funds through net income, depreciation, amortization, stock based compensation and restructuring. The balance sheet was a net user of $14.1 million of funds, primarily through the release of a valuation allowance on deferred tax assets for $7.8 million, the expansion of accounts receivable by $2.0 million, and expansion of inventory by $3.4 million. The release of the deferred tax asset valuation allowance resulted from the gain on sale of the Mobility Solutions Group to Smith Micro, which closed on January 4, 2008. The sale reasonably assured the usage of those deferred tax assets on future tax returns. Approximately $1.0 million of the expansion of accounts

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PCTEL Inc. © 2005

receivable was the increase in fourth quarter revenue versus the same period in 2006, with the other $1.0 million resulting from the investment in international sales in 2007, which carry longer accounts receivable cycles than U.S. based revenue. The primary drivers of the increase in inventory were $0.7 million of in-transit raw material from suppliers related to the Company’s Asian sourcing initiative, $1.2 million related to an anticipated increase in Q1 2008 product revenue volume over 2007 Q1 volume, and $0.4 million related to the creation of a finished goods warehouse to support European operations during 2007.
     The Company generated $10.4 million of funds from operating activities for the year ended December 31, 2006. The income statement was a net generator of $14.3 million of funds through net income, depreciation, amortization, stock based compensation and restructuring. The balance sheet was a net user of $3.9 million of funds, primarily through the release of a $5.2 million contingency reserve related its modem business. All other balance sheet changes netted to $1.3 million of funds generation.”
      Investing Activities:
     “The Company used $29.1 million of funds for investing activities in the year ended December 31, 2007. Capital expenditures were $2.8 million, or 4% of BTG revenue, which falls within the historical range of 4% to 6% of BTG revenue. The Company received $1.0 million from the sale and related royalties of its modem business to Conexant in 2003. There are maximum future royalty payments under that sale of $0.8 million in 2008 and $0.4 million in 2009. There were no acquisitions in 2007. The Company rotated a net $27.3 million from cash and cash equivalents to short term and long term investments. The rotation was the net of moving $38.9 million of the Company’s investment in the Columbia Strategic Cash Portfolio fund from cash equivalents to short term investments, and the liquidation during the year of $11.6 million of other short term investments into cash equivalent money market funds. In December 2007, we received notification that the Bank of America affiliated Columbia Strategic Cash Portfolio, a private placement enhanced cash money market mutual fund in which we had invested $38.9 million as of December 31, 2007, was being closed to new subscriptions or redemptions, resulting in our inability to immediately redeem our investments for cash. The fair value of our investment in this fund as of December 31, 2007 was estimated to be $38.9 million based on the net asset value of the fund, and was classified as “Short-Term Investments” on our Consolidated Balance Sheet. As of December 31, 2007, we recognized a loss of $0.6 million, included in “Other Income, net” related to the estimated realizable value of this fund. We expect to receive cash redemptions for our remaining investment during 2008.

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PCTEL Inc. © 2005

     The Company used $13.3 million of funds for investing activities in the year ended December 31, 2006. Capital expenditures were $3.5 million, or 5% of BTG revenue, which falls within the historical range of 4% to 6% of BTG revenue. The Company received $1.0 million from the sale and related royalties of its modem business to Conexant in 2003. There are maximum future royalty payments under that sale of $1.0 million in 2007, $0.8 million in 2008 and $0.4 million in 2009. There were no acquisitions in 2006. The Company rotated $11.6 million from cash and cash equivalents to short term investments.”
     Financing Activities:
     “The Company used $5.0 million of funds from financing activities for the year ended December 31, 2007. The Company received $1.3 million from the exercise of stock options proceeds from the issuance of common shares through its ESPP and used $5.5 million to repurchase shares of its common stock under its share repurchase programs. The Company used $0.8 million of funds to pay down a line of credit that was opened in 2006 to support the flow of Euro currency denominated transactions related to the exiting of BTG manufacturing operations in Dublin Ireland.
     The Company generated $2.6 million of funds from financing activities for the year ended December 31, 2006. The Company received $3.4 million from the exercise of stock options proceeds from the issuance of common shares through its ESPP and used $2.1 million to repurchase shares of its common stock under its share repurchase programs. The Company received $0.8 million of funds pursuant to a line of credit it opened in 2006 to support its European operations. The line of credit was opened in 2006 to support the flow of Euro currency denominated transactions related to the exiting of BTG manufacturing operations in Dublin Ireland.”
Notes to the Consolidated Financial Statements
Note 1. Organization and Summary of Significant Accounting Policies
Short Term Investments, Page 42
     3. We note that at December 31, 2007, the Company held short-term investments of $38.9 million, which represented fund shares in the Columbia Strategic cash Portfolio (“CSCP”). With regards to this investment, please provide us with the following information:

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PCTEL Inc. © 2005

•	It appears from your Statement of Cash Flows that these securities were classified as cash and cash equivalents at December 31, 2006 and transferred to short term investments at December 31, 2007. Please confirm.
     CSCP shares were classified as cash and cash equivalents at December 31, 2006 and classified as short-term investments at December 31, 2007. The change from cash and cash equivalents to investments was made in December 2007 when CSCP’s fund manager informed shareholders that: (1) the fund would no longer maintain a fixed $1.00 share price; (2) the fund shares would be valued at the net asset value (NAV) of the underlying fund securities, and; (3) the fund would no longer honor cash redemptions on demand.
•	Tell us the amount originally invested in these CSCP funds and tell us how this compares to the carrying value at December 31, 2007 and March 31, 2008. In this regard, it appears that the Company recognized realized losses of $0.6 million during the year ended December 31, 2007 and unrealized losses of $0.5 million for the quarter ended March 31, 2008. Therefore, is it correct to assume that this portfolio has only decreased in value by approximately $1.1 million? If so, please explain further how you determined that a decrease in value of approximately 3% is sufficient considering the underlying assets of this fund (corporate financial institution debt, residential mortgages, credit card debt, and auto loans).
     On November 30, 2007, a week before the fund was frozen; the Company had 43.3 million shares of the CSCP fund at $1.00 per share ($43.3 million). From December 2007 through June 2008 the fund has recognized $1.1 million in mark to market losses and redeemed 22.7 million fund shares for $22.2 million in cash. The fund balance at the end of June 2008 is 20.6 million shares at a $20.0 million NAV. The mark to market loss was recognized in earnings as an “other than temporary” decline in fair value below the amortized cost basis, pursuant to SFAS 115, Par.16. During that same period the fund paid interest of $0.7 million. The monthly yields during the period ranged between 2.5% and 3.0%.
     The breakdown of the above data for the various periods requested is as follows. During December the fund realized a $0.6 million mark to market loss and the fund redeemed 3.9 million fund shares for $3.8 million, leaving a December 31, 2007 balance of 39.4 million fund shares at a $38.9 million NAV. In the quarter ended March 31, 2008, the fund realized $0.5 million in mark to market losses and the fund redeemed 13.3 million fund shares for $13.0 million, leaving a March 31, 2008 balance of 26.1 million fund shares at a $25.4 million NAV. Additionally, in the quarter ended June 30, 2008, the fund realized an immaterial mark to market gain of $13,544, which the Company will not

471 Brighton Drive, Bloomingdale, IL 60108 / Tel: +1-630-372-6800 / Fax: +1-630-372-8077 / www.pctel.com
PCTEL Inc. © 2005

recognize until it is realized per SFAS 115, Par. 16, and the fund redeemed 5.5 million shares for $5.4 million to shareholders leaving a June 30, 2008 balance of 20.6 million shares at a $20.0 million NAV. The explanation of why management feels that a 3% valuation reserve at March 31, 2008 was adequate is presented in our response to the next question.
•	Please explain further the methodology used to fair value this fund. For instance, you indicate that management uses the net asset value per fund share provided by the CSCP fund manager as the basis for the Company’s determination of fair value. Please tell us exactly how you use the information provided by CSCP. Are you relying solely on the CSCP’s fund value in determining fund value or do you rely on other inputs as well? In addition, we note that these funds are not currently tradable and further liquidation (missing “beyond the WAL of the underlying fund securities”) is dependent upon commercial paper market returning to historical levels of liquidity. Please tell us how you factored these facts into your valuation analysis.
     The Company was provided with the following information that was utilized in its assessment of fair value at either December 31, 2007 and/or March 31, 2008.
•	Starting December 2007, the fund manager provided a daily report of fund net asset value (NAV) per share, fund yield, and size of the fund in extended dollars.

•	Monthly dividend payments received from the fund.

•	Starting with December 31, 2007 the CSCP shareholders receive a monthly report from the fund manager that lists for each security in the fund, among other things, security name, security type (i.e. corporate debt, residential mortgages, credit card debt, and auto loans), principal amount, NAV amount, and credit rating.

•	On December 31, 2007 the fund manager published a letter to the fund shareholders describing the process for valuing the underlying assets of the fund including the vendor used for its security pricing feeds.

•	Starting with February 2008 the fund manager added to the monthly report the weighted average life (WAL) for each security. As background, virtually all of fund’s underlying securities use estimated weighted average life based on issuer’s underlying assumptions with regards to such factors as the expected payment pattern associated with the assets with which the securities are backed.

•	On March 28, 2008 the fund manager issued to shareholders of the fund the audited (PricewaterhouseCoopers) financial statements of the CSCP fund for the fiscal year ended December 31, 2007. That audited statement

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PCTEL Inc. © 2005

confirmed the NAV provided by the fund manager to shareholders and used by PCTEL at December 31, 2007.
     At December 31, 2007, the net asset value per fund share provided by the CSCP fund manager was used by the Company as the sole basis for its determination of fair value, subject to a reasonableness test that the Company performed. The fund manager is considered an expert in the field, they are required by the fund prospectus to use generally accepted industry standards for valuing the fund shares, and they provided shareholders with the process that they use to value the underlying securities of the fund which are consistent with industry practice. The Company considered the following two other pieces of data in concluding that the valuation was reasonable. The first is that the underlying assets of the portfolio as a group continued to perform (i.e. paying interest to terms) through February 2008, which was the last interest payment date before the Fiscal 2007 10-K was filed. The second was that the Company received $16.8 million of fund redemptions, 39% of the original balance, from December through the filing of the Fiscal 2007 10-K on March 21, 2008, which was consistent with the fund manager’s initial liquidation forecast.
     At March 31, 2008, the net asset value per fund share provided by the CSCP fund manager was used by management as the basis for its determination of fair value, subject to a reasonableness test that the Company performed. The Company considered three other pieces of data in concluding that the valuation was reasonable. The first is that the underlying assets of the portfolio as a group continued to perform (i.e. paying interest to terms) through April 2008, which was the last interest payment date before the Form 10-Q for the second quarter was filed. The second measurement parameter needed to be modified from the approach taken at December 31, 2007, as the fund manager informed shareholders that redemptions beyond the WAL maturities of the underlying fund securities are dependent on the commercial paper market returning to historical levels of liquidity. Management began observing the performance of the WAL of the underlying securities for the accuracy of the timing and actual cash redemption amounts received by the fund. From February 2008 (the first monthly report with WAL’s) through April 2008, which was the last monthly report date before the Form 10-Q for the second quarter was filed, 88% of the scheduled maturities were paid in full, and no maturity was rescheduled for more than 90 days from the original WAL maturity date. The third piece of data was the audited fund financial statements for the year ended December 31, 2007 received subsequent to the Fiscal 2007 10-K filing that confirmed the NAV accuracy at December 31, 2007.

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PCTEL Inc. © 2005

•	Tell us how the value of the fund changed, if at all, subsequent to March 31, 2008.
     For the quarter ended June 30, 2008, the CSCP fund experienced an immaterial mark to market gain of $13,544, which the Company will not recognize until it is realized per SFAS 115, Par. 16 (i.e. losses other than temporary are recognized immediately and charged to the income statement, subsequent gains are deferred until realized).
At June 30, 2008, the net asset value per fund share provided by the CSCP fund manager was used by management as the basis for its determination of fair value, subject to a reasonableness test that the Company performed. The Company considered two other pieces of data in concluding that the valuation was reasonable. The first is that the underlying assets of the portfolio as a group continued to perform (i.e. paying interest to terms) through June 2008, which was the last interest payment date prior to our reply to this inquiry. With regards to WAL accuracy updated for February through June 2008, 94% of the scheduled maturities during that period were paid in full on the scheduled date. Management will add July’s results to its analysis before filing the Form 10-Q for the second quarter.
•	Please explain further how you determined what portion of the portfolio should be classified to long-term assets at March 31, 2008. In your response, please provide the weighted average lives of the underlying securities that were used in your in your determination.
     At March 31, 2008 management scheduled out every security in the fund by WAL date from the March 31, 2008 CSCP fund report. There were 190 different underlying securities in the fund at that date. The weighted average life of the fund’s underling securities at NAV prorated back to our $25.4 million of fund shares, and adjusted for WAL accuracy experience referred to previously, was $9.5 million within 12 months, $5.4 million from 13 to 24 months, $0.4 million from 25 to 36 months, and $0.1 million beyond. The $9.5 million maturing within 12 months was included in short-term investments and the aggregate $15.9 million maturing beyond 12 months was included in long-term investments. No weight was given to the potential for the fund manager to sell any of the securities in the open market, as the fund manager had informed shareholders that future redemption of fund shares beyond the WAL maturities of the underlying fund securities are dependent on the commercial paper market returning to historical levels of liquidity.

471 Brighton Drive, Bloomingdale, IL 60108 / Tel: +1-630-372-6800 / Fax: +1-630-372-8077 / www.pctel.com
PCTEL Inc. © 2005

Note 2, Earnings per Share, page 48
     4. Please explain the adjustment to the basic weighted average shares outstanding for “weighted average shares subject to repurchase”. Tell us specifically which shares have repurchase options and tell us how you determined that classification of such shares upon issuance as equity versus liabilities is appropriate. In your response, tell us the specific literature you are relying upon. Also tell us how you considered including a discussion of the shares subject to repurchase in the financial statement footnotes.
     The “weighted average shares subject to repurchase” referred to in the basic earnings per share calculation and the diluted earnings per share calculation are restricted shares outstanding contingent upon future employment service for vesting, as described in Note 12 to the financial statements in the “shares” table on page 65. They are excluded from basic earnings per share as contingently issuable shares per SFAS 128 paragraph 10. They are included in diluted earnings per share calculation to the extent that the current stock price exceeds the future value of the service cost as proscribed under the treasury stock method in SFAS 128 paragraph 21. The descriptor of “shares subject to repurchase” comes from the deemed repurchase of shares with the value of the future service under the treasury stock method of accounting for diluted earnings per share in SFAS 128 paragraph 17. Upon review, management concludes that a more accurate description of the line item in the table for both basic and diluted earnings per share would be “Contingently Issuable Restricted Shares”. The Company proposes to change the description in its filings on a prospective basis and add a cross-reference to its financial statement note pertaining to Stock-Based Compensation.
     The Company does not issue restricted shares or options subject to cash repurchase, which would give rise to classification as liabilities under SFAS 123R Par. 32. The restricted shares described above are granted subject to service conditions and are settled only in shares of common stock. They are classified as equity under SFAS 123R, Par 10, and accounted for at fair value per SFAS 123R, Par. 39-46.
     The discussion of the shares and options is contained in the first two paragraphs of note 12 of the financial statements entitled Stock-Based Compensation (“Stock Options” and Deferred Stock Compensation (Restricted Shares)”). The revised description and cross reference noted above should correct any confusion on a prospective basis.
     Note 10, Commitments and Contingencies, page 60

471 Brighton Drive, Bloomingdale, IL 60108 / Tel: +1-630-372-6800 / Fax: +1-630-372-8077 / www.pctel.com
PCTEL Inc. © 2005

     5. We note your discussion of the $7.0 million settlement agreement with Agere Systems. We further note that you record the entire settlement as license revenue in fiscal 2006. Regarding this settlement, please provide us with the following information:
•	Please explain further your disclosure that the terms of the settlement agreement were “favorable” to the Company and tell us the terms of the license agreement (i.e. the term, if it was for back royalties, etc.;
     The settlement resulted in a perpetual license to Agere Systems to use PCTEL’s patented modem technology. The perpetual license covered all periods, past and future, in return for a one time royalty payment of $7.0 million from Agere Systems. As background, Agere Systems was a division of Lucent up until 2001, when it was spun out into a separate company. Lucent was added to the suit in its capacity as a predecessor-in-interest to Agere, to the extent that Agere used PCTEL’s patented technology while Agere was a subsidiary of Lucent. The license agreement was made with Agere, as Lucent had no modem activity outside of its Agere subsidiary while it owned them.
•	Tell us if the claims with Lucent were also released as part of the settlement agreement;
     The claims against Lucent were released as part of the settlement.
•	Tell us if you still maintain a customer relationship with Agere Systems or Lucent;
     The only customer relationship with Agere Systems in PCTEL’s history was the license agreement entered into as part of the settlement. With regards to Lucent, PCTEL’s Mobility Solutions Group Segment had a customer relationship for the development and sale of mobility software to a division of Lucent. That Lucent relationship was entered into in 2005, a year before the modem licensing settlement with Agere and release of Lucent from claims. The Company concluded pursuant to EITF 00-21 that there was no arrangement link between the Mobility Solutions customer relationship and the settlement, as (1) Lucent has no liability for modem royalties outside of their prior ownership of Agere, which was satisfied with the Agere license agreement which Agere paid for in full; (2) the Lucent customer relationship and the Agere modem license were entered into a year apart from each other; (3) Lucent did not participate in the negotiations of the license agreement with Agere.

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PCTEL Inc. © 2005

•	This settlement appears to have several elements (i.e. the settlement of outstanding patent infringement claims and a perpetual license). Tell us how you considered the allocation guidance of EITF 00-21 related to bifurcating the multiple-element settlement and tell us how you determined the value of each element; and
     The end result of this patent litigation settlement was a single arrangement with Agere for a patent license. The license has two elements to be accounted for under EITF 00-21 and SAB Topic 13(A)(3)(f), which are the past royalties and the future royalties. As background, the Company entered the business of licensing its patented modem technology through an active licensing program for its use, starting in 2002. The licensing activity is described as a principle business activity (i.e. revenue generating activity) in the Company’s periodic financial statement filings. In the technology licensing business, it is usually the case that the potential licensees are unwilling participants. The revenue generation model involves the threat or prosecution of patent litigation in order to motivate potential licensees to enter into a license agreement.
     A license agreement for PCTEL’s intellectual property represents the right to use intangible assets. The only obligation on the part of PCTEL is to deliver the license agreement. There are no future obligations on PCTEL’s part past the effective date (i.e. no rights to technology enhancements, maintenance, or updates).
     Accounting guidance for conveying the right to use an asset is found in various accounting literature, including AICPA SOP 97-2, Software Revenue Recognition, and SFAS 13, Accounting for Leases. The Company has historically taken the approach outlined in SFAS 13, Accounting for Leases, when accounting for its modem technology licensing business.
     The Agere license agreement has a one-time payment for a perpetual license at the effective date. The single payment covers the entire economic life of the asset, with no further obligations on either party’s part. In this case revenue is recognized in a manner similar to a “capital lease” upon the effective date, as described in SFAS 13. EITF 00-21 as well as SAB Topic 13(A)(3)(f) yield identical accounting treatment, as there are no undelivered elements in the license agreement at the effective date.
•	Tell us how you determined the classification as revenue versus an operating gain was appropriate.

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PCTEL Inc. © 2005

     The Company entered the business of licensing its patented modem technology through an active licensing program for its use, starting in 2002. This licensing activity is described as a principle business activity (i.e. revenue generating activity) in the Company’s periodic financial statement filings. In the technology licensing business, it is usually the case that the potential licensees are unwilling participants. The revenue generation model involves the threat or prosecution of patent litigation in order to motivate potential licensees to enter into a license agreement. As licensing is a principle business activity of the Company, it is recorded as revenue per FASB Concept Statement No. 6, paragraphs 78 & 79, rather than an operating gain, or reduction of cost of goods sold under certain circumstances, that is typically associated with an unusual item.
     At its peak, the Company had over 130 patents in the modem technology area. From 2002 through 2007 the licensing program has generated approximately $41 million in royalty revenue from companies including, 3COM, Intel, Conexant, Broadcom, Silicon Labs, Texas Instruments, Smartlink, ESS Technologies, and Agere Systems. Of these licensees, Intel, Conexant, and Silicon Labs entered into license agreements based on the threat of patent litigation. 3COM, Broadcom, ESS Technologies, Smartlink and Agere Systems were not motivated to enter into licensing agreements until after they were sued.
Note 12, Stock-based Compensation, page 61
     6. Tell us how you considered disclosing the total intrinsic value of options exercised (or share units converted) for each year in which the income statement is presented pursuant to paragraph A240(c)(2), as your current disclosures appear to lack this information.
     We have reviewed our disclosure in Note 12 and concluded that we have not disclosed the intrinsic value of options exercised for the years in which the income statement is presented, and that our disclosure of the intrinsic value of restricted shares is missing the year 2005, as required by SFAS 123R, Par.A240(c)(2). The intrinsic value of options exercised for 2007, 2006, and 2005 were $0.2, $1.1, and $0.2 million, respectively. The intrinsic value of restricted shares vested in 2007, 2006, and 2005 were $3.0, $2.5, and $1.3 million, respectively. The intrinsic value of restricted shares vested in 2007 and 2006 can be found in the second paragraph of Note 12 entitled Deferred Stock Compensation (Restricted Stock), on page 62. While not explicitly disclosed, the disclosure for 2005 can be derived from the table in Note 12 found on page 65 (i.e. 149,436 restricted shares vested X $8.62 weighted average fair value of restricted shares vested = $1.3 million).

471 Brighton Drive, Bloomingdale, IL 60108 / Tel: +1-630-372-6800 / Fax: +1-630-372-8077 / www.pctel.com
PCTEL Inc. © 2005

     The Company proposes on a prospective basis in its future filings to add a single table in note 12 with the extended intrinsic values of options exercised and restricted shares vested.
Schedule II, page 78
     7. With regards to your inventory reserves, tell us how you considered Chapter 4 footnote 2 of ARB 43 and SAB Topic 5(BB), which indicates that inventory write-downs due to obsolescence establish a new cost basis and should not be presented as a reserve. Tell us whether inventory previously written down to the estimated net realizable value is ever written back up due to changes in future demand and market conditions. Additionally, tell us whether any such inventory was subsequently sold and resulted in higher gross margin due to the previous write-downs and if so, whether such sales were material to the years presented in your financial statements.
The Company reviews its inventory each quarter and at year end for items that have been made obsolete from the current bills of material (i.e. no future use by design) and for items in the current bills of material that have been purchased in quantities greater than are likely to be used in the future given forecasted usage. The Company writes such impaired inventory down to its net realizable value and such charges are captured in Schedule II, page 78 under the column entitled “Charged to Costs and Expenses”. column on Schedule II, page 78). The Company also routinely scraps impaired inventory and such dispositions are captured in Schedule II, page 78 under the column entitled “(Deductions)”.
•	The Company agrees that it erred in presenting impaired inventory as a reserve in its 10-K for the year ended December 31, 2007. The Company proposes to correct its presentation on a prospective basis, as it does not change the amount of inventory presented on the face of the consolidated balance sheet.

•	Inventory previously written down to the estimated net realizable value is not written back up due to changes in future demand and market conditions.

•	Inventory identified as excess or obsolete is either disposed of or in the case of obsolete inventory, a limited quantity is retained to support future customer repairs, which are an immaterial activity of the Company. Inventory identified as excess or obsolete is not held for future resale and thus has not had an impact on our financial statements.

471 Brighton Drive, Bloomingdale, IL 60108 / Tel: +1-630-372-6800 / Fax: +1-630-372-8077 / www.pctel.com
PCTEL Inc. © 2005

Definitive Proxy Statement filed April 28, 2008
Compensation Discussion and Analysis
Annual Compensation Process, page 18
     8. We note your disclosure on page 19 that your CEO provides significant assistance to the compensation committee in setting compensation levels for your other officers and managers. Consider revising this disclosure in future filings to provide a more robust discussion on the role of your CEO in the compensation process. Your disclosure should address how your CEO provides input or makes recommendations to the compensation committee regarding the compensation of other executive officers. For example, you should disclose whether Mr. Singer has the ability to call or attend portions of compensation committee meetings, whether he meets with any consultants used by the compensation committee, and what input he has as compensation packages are being crafted and discussed by the compensation committee.
     In future filings, the Company will provide a more detailed discussion regarding the role of the Chief Executive Officer in the compensation process, including the manner and nature of the CEO’s input and the receptivity of the compensation committee to such input, the level of the CEO’s involvement in committee’s meetings, and the interaction that the CEO has with the independent compensation consultant retained by the committee.
Short term Incentive Plan, page 26
     9. We note that you have disclosed the corporate performance targets that were used to determine the bonuses awarded to your named executive officers under your 2007 Short Term Incentive Plan. However, you do not appear to have disclosed the individual unit performance targets that were factors in determining the bonus awards for Messrs. Miller, Nair and Rugeles. It appears from the Summary Compensation Table that these targets include “controlled revenue” and “controlled EBTA”. Please note that as these targets appear to be material to your compensation policy, they should be disclosed pursuant to item 402(b)(2)(v) of Regulation S-K. To the extent that it is appropriate to omit specific targets because disclosure may result in competitive harm and you provide information pursuant to Instruction 4 to item 402(b) of regulation S-K, general statements regarding the level of difficulty , or ease, associated with achieving performance goals are not sufficient. For example, we note your disclosure on page 27 that you designed your Short Term Incentive Plan to create a “meaningful challenge”. In future filings, please consider providing more detail on how difficult it will be for the Company and its executives to achieve the target levels. For example, consider disclosure that addresses the relationship between historical and future achievement and the extent to which the compensation committee set the

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incentive parameters based upon a probability that the Company and its executive officers would achieve the performance objectives.
     The financial goals relevant to the performance of the Company’s business units are derived directly from the annual financial plan established by management and approved by the board of directors for each fiscal year. The financial plan goals for revenue and EBTA (non-GAAP measure) at the corporate level are publicly reported by management at the beginning of each fiscal year, in conjunction with the release of fourth quarter and year-end results for the preceding year. These corporate goals for revenue and EBTA for fiscal 2007 and 2008 are also disclosed on page 24-25 of the Company’s proxy statement. However, the Company does not publicly report forward-looking revenue and EBTA targets or historical revenue and EBTA targets for its business units, as the Company considers this information to be competitive and its disclosure harmful to the Company. The Company’s concerns about competitive harm are the same in connection with disclosure of these divisional unit targets for compensation purposes under its Short Term Incentive Plan (STIP).
     However, we note the Staff’s concern regarding the need for additional detail on the difficulty in achieving the divisional targets as guided by Instruction 4 to Item 402(b) of Regulation S-K. In future filings, the Company proposes to include additional information in the following areas:
•	For each named executive officer below the corporate level, the Company will provide an estimate of the bonus that would be achieved if the average historical performance results for the relevant unit based on prior periods were achieved again in the current year. We provide the following example of disclosure for Mr. Miller had we made this disclosure on page 27 in the 2008 Proxy.
      “If the average historical performance actually achieved in the last two years applied on a percentage basis with regards to controlled APG revenue growth, controlled EBTA growth, gross margin percent, controlled expenses, and corporate performance contribution was achieved again this year, Mr. Miller’s 2008 bonus would be approximately $46,000, or 18.3% of his 2008 salary. This compares to a target 2008 bonus of $83,200, or 32% of his 2008 salary, and a maximum 2008 bonus of $208,000, or 80% of his 2008 base salary.”
•	Any other disclosure relevant to the views of the Company’s compensation committee in setting the performance parameters for bonus levels relative to the annual financial plan.

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PCTEL Inc. © 2005

     The Company believes that this additional information will provide sufficient additional detail to provide a clearer picture of the anticipated bonus payout under the STIP at the end of the current fiscal year.
Forms 8-K filed on February 19, 2008 and April 24, 2008
     10. We note your presentation of a full non-GAAP condensed consolidated statements of operations in the Forms 8-K noted above. We believe the presentation of a full non-GAAP operating statement appearing in this Form 8-K may create the unwarranted impression to investors that the non-GAAP operating statement has been prepared under a comprehensive set of accounting rules or principles while also conveying undue prominence to a statement based on non-GAAP measures. In addition, Section II.A.2 of SEC release 33-8176 defines non-GAAP measures and does not contemplate including non-GAAP financial statements as a “measure”. Please remove this presentation, or explain to us in reasonable detail why its retention is justified in light of our concerns. As a substitute for this presentation format, you may consider presenting only individual non-GAAP measures (i.e. line items, subtotals, etc.), provided each one complies with Item 10 of regulation S-K and the Division of corporation Finance’s Frequently Asked Questions Regarding Use of Non-GAAP Financial Measures, Question 8.
     The Company has two non-GAAP measures that it believes are indicative of its core operating results. The first is non-GAAP operating profit from continuing operations (i.e. GAAP operating profit excluding amortization of other intangible assets, stock based compensation expense and restructuring income or expense). The second is non-GAAP net income from continuing operations and related non-GAAP earnings per share from continuing operations (i.e. GAAP net income excluding amortization of other intangible assets, stock based compensation expense, restructuring income or expense, and significant changes to income tax contingency reserves and valuation allowances included in the tax provision). The presentation of non-GAAP measures evolved over time to a full non-GAAP income statement presentation as a convenience to the analysts who cover the Company. Each of their financial models uses the non-GAAP metrics noted above, but the analysts have stressed their need to know what the adjustments were by income statement line for their publications. It was not the Company’s intent to promote undue prominence to its non-GAAP measures.
     We have changed the presentation of non-GAAP measures in our latest Form 8-K filed July 24, 2008 related to the Company’s financial results for the quarter ended June 30, 2008 (incorporated in our response by reference). The non-GAAP reconciliation of gross profit by segment and the full non-GAAP income statements were removed. They

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PCTEL Inc. © 2005

were replaced by three tables. The first reconciles GAAP operating profit from continuing operations to non-GAAP operating profit from continuing operations. The second reconciles GAAP net income from continuing operations to non-GAAP income from continuing operations. The third reconciles GAAP earnings per share from continuing operations to non-GAAP earnings per share from continuing operations.
****
     In connection with providing its responses to the Staff’s comments, the Company acknowledges the following:
•	the Company is responsible for the adequacy and accuracy of the disclosure in its public reports, including in respect of any amendments to such reports resulting from its engagement with the Staff in this letter;

•	the Staff’s comments or changes to the disclosure in response to the Staff’s comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert the Staff’s comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Based on the nature of the comments from the Staff and the supplemental responses of the Company set forth in this letter, we respectfully submit that amendments of the Company’s public reports cited at the beginning of this letter would not provide materially meaningful information and therefore are not necessary.
***
     Please direct any further questions or comments to me (630) 339-2102. In addition, we would request that you provide a facsimile of any future correspondence regarding this matter to my attention at (630) 233-8076.

	By:	/s/ John Schoen
DATE: July 28, 2008		NAME:	JOHN SCHOEN
		Title:	Chief Financial Officer

471 Brighton Drive, Bloomingdale, IL 60108 / Tel: +1-630-372-6800 / Fax: +1-630-372-8077 / www.pctel.com
PCTEL Inc. © 2005